Exhibit 1.02

More Information:

Investor Relations	Media Relations
Monish Bahl	Lorretta Gasper
CDC Corporation	CDC Corporation
678-259-8510	678-259-8631
mbahl@cdcsoftware.com	lgasper@cdcsoftware.com

CDC Games Begins Closed Beta Testing of its Latest New Local Game

East Fantasy is one of two local games planned for launch in the first half of 2010

BEIJING — March 4, 2010 — CDC Games, a business unit of CDC Corporation (NASDAQ: CHINA) and a pioneer of the “free-to-play, pay for merchandise” model for online games in China, announced today it has begun closed beta testing of a new local game in China called East Fantasy, one of two local games planned for launch in the first half of this year.

Developed by Chengdu, China-based BL Interactive Net Co., East Fantasy is a cartoon type 3D massive multiplayer online action role playing game (MMOARPG) featuring a humorous story line, six characters, and voiceovers from prominent voiceover actors who also provide voices for well known anime characters like Naruto, a popular Japanese manga series. East Fantasy has an advanced comic/anime style of presentation, in-game cut scenes, dialogs and sound effects that set it apart from other games. Players can either use a controller or keyboard to play the game and can join teams of four to go on missions together. The game features player versus player (PvP) in three modes, team contest, team death match and survival mode.

East Fantasy is already operated by other companies in the Hong Kong and Taiwan markets. CDC Games plans to conduct a second closed beta test in mid March for East Fantasy with commercial launch planned for later this month.

“We are excited to start closed beta testing of East Fantasy which is the first of two new local games planned for launch in the first half of this year with more planned later this year,” said Simon Wong, CEO of CDC Games. “Our diverse pipeline of upcoming games remains strong and includes The Lord of the Rings™ which is nearing the completion of its testing, and which we plan to launch later in the year. By combining these and other exciting new games planned for this year with our more than 160 million registered player base in China and our centralized online gaming platform under a single login account, we believe we are well positioned to continue our growth in arguably the world’s largest market for online games.”

About CDC Games

CDC Games is a market leader in online and mobile games in China with more than 160 million registered users. The company pioneered the “free-to-play, pay-for-merchandise” online games model in China with Yulgang and launched the first free-to-play, pay for merchandise FPS (first person shooter) game in China with Special Force. For more information on CDC Games, visit: www.cdcgames.net

About CDC Corporation

The CDC family of companies includes CDC Software (NASDAQ: CDCS) focused on enterprise software applications and services, CDC Global Services focused on IT consulting services, and outsourced R&D and application development, CDC Games focused on online games, and China.com, Inc. (HKGEM:8006) focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding our beliefs about the market acceptance of East Fantasy, our beliefs regarding our ability to continue with momentum in the popularity of our games, our expectations regarding the success of East Fantasy, our beliefs regarding the factors supporting the anticipated success of East Fantasy, our beliefs regarding the appeal, preferences and player acceptance of East Fantasy, our beliefs and plans regarding the launch of The Lord of the Rings, and other statements that are not historical, the achievement of which involve risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: (a) the ability to realize strategic objectives by taking advantage of market opportunities; (b) the ability to develop and market successfully East Fantasy and other games and expansions; (c) the future growth of the online games industry in China; (d) the possibility of development delays; (e) the development of competing products and technology; and (f) and the entry of new competitors and their technological advances. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2008 on Form 20-F filed on June 30, 2009. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise. Historical results are not indicative of future performance.